FORM U-7D

CERTIFICATE PURSUANT TO RULE 7(d)

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Amendment and Restatement

The undersigned hereby amend and restate the Form U-7D (which relates to a financing of OGLETHORPE POWER CORPORATION, as Lessee public utility company, of an undivided interest in Plant Robert W. Scherer Unit No. 2) previously filed under filing number 32-458 by IBM Credit Financing Corporation, as amended by Amendment No. 1 filed on July 9, 1987 by The Citizens and Southern National Bank and as further amended by Amendment No. 2 filed on January 16, 1998 by Nationsbank NA. Effective June 22, 2005, the beneficial interest of IBM Credit LLC, f/k/a IBM Credit Corporation, successor by merger to IBM Credit Financing Corporation, identified in the initial filing of the Form U-7D, was transferred to Banc of America Leasing & Capital, LLC.

The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.

1. Lessee public-utility company: Oglethorpe Power Corporation (An Electric Membership Generation & Transmission Corporation) (“Oglethorpe”)

Address:	2100 East Exchange Place
Post Office Box 1349
Tucker, Georgia 30085—1349

2. The Lease Agreement No. 1 is dated December 30, 1985, as amended June 30, 1987 and again on December 17, 1997.

3. Regulatory authorities which have acted on transaction: Rural Electrification Administration (“REA”) of the United States Department of Agriculture.

Date of order: December 24, 1985

4. Initial term of lease: An interim term from December 30, 1985 until January 1, 1986, followed by a basic term of twenty-seven (27) years and six (6) months.

4a. Renewal Options: The lessee may elect to exercise various renewal options, as follows:

(1) the lessee may renew the lease for a fixed rate renewal term commencing on the day following the last day of the basic lease term and ending on the later of (i) the date which is 8.5 years after the commencement of this renewal term and (ii) the earlier of (a) the latest date as of which the estimated fair market value of the undivided interest as determined by appraisal, equals 20% of facility cost, without including inflation or deflation and (b) the date as of which the sum of the number of years of the proposed fixed rate renewal term and the basic term shall equal 70% of the estimated economic useful life of the undivided interest as determined by appraisal.

(2) the lessee may renew the lease for an unlimited number of fair market rental value renewal terms commencing on the day following the last day of the basic lease term or any renewal term and extending for one year or any integral multiple thereof up to five years.

5. Brief description of facility: A 34.8101266% undivided interest in 60% of Plant Robert W. Scherer Unit No. 2, an 818 MW (nameplate capacity) coal-fired electric generating unit located in Monroe County, Georgia (“Unit 2”) will be owned by the undersigned and leased back to Oglethorpe during the term (including renewals) of the lease. In addition, pursuant to a supporting assets lease, the undersigned will have a lease hold interest (which, in turn, will be subleased back to Oglethorpe during the term, including renewals of the lease), as tenant in common with the Co-Owners (Georgia Power Company, Municipal Electric Authority of Georgia and the City of Dalton, Georgia) in 34.8101266% of the Unit 2 site, 17.4050633% in the local common facilities (certain common facilities used in connection with Unit 1 and Unit 2 also located at Plant Robert W. Scherer) and 8.7025317% in the global common facilities (certain other facilities used in common with one or both of Unit 1 and Unit 2 and to be used with one or both of Units 3 and 4). Georgia Power Corporation is the operator of Plant Robert W. Scherer.

6. Manufacturer or supplier: General Electric Corporation has manufactured and supervised the installation of the turbine-generator, Combustion Engineering has manufactured and installed the boiler. Georgia Power Company was the construction manager. Southern Company Services, Inc. is the Project Engineering firm. Numerous subcontractors and manufacturers were involved in the construction of the facility.

7. Cost of facility: Approximately $137,500,000 Undivided Interest (excluding Transaction Expenses).

8. Basic Rent: As a result of a refinancing and an amendment to the lease on December 17, 1997, the aggregate basic rent during the basic term will be $171,982,913.17

8a. Periodic Installment. Amount: As a result of a refinancing and an amendment to the lease on December 17, 1997, the periodic installments will be due on December 31st and June 30th of each year through and including June 30, 2013, and will be as listed on Schedule A attached hereto and incorporated herein.

9. Holders of legal title to facility: Wilmington Trust Company, a Delaware banking association, and The Bank of New York Trust Company, National Association, as Owner Trustees under a Trust Agreement No. 1, dated December 30, 1985, as such agreement has been amended and modified from time to time.

Address:	Wilmington Trust Company
Rodney Square North
Wilmington, Delaware 19890
Attention: Equipment Leasing Administration

The Bank of New York Trust Company, National Association
100 Ashford Center North, Suite 520
Atlanta, Georgia 30338
Attention: Corporate Trust Division

10. Holder of beneficial interest: Banc of America Leasing & Capital, LLC as successor in interest to IBM Credit LLC, f/k/a IBM Credit Corporation, successor by merger to IBM Credit Financing Corporation

Address:	555 California Street, 4th Floor
San Francisco, CA 94104
Attention: Contract Administration

11. If part or all of the financing is supplied by loan on which only principal and interest is payable, state:

Amount Borrowed: As a result of a refinancing on December 17, 1997, OPC Scherer 1997 Funding Corporation A, a Delaware corporation, has made a loan (the “Refinancing Loan”) to the Owner Trustee in the amount of $81,506,000.00, the proceeds of which were used to prepay the Refunding Lessor Note (as described in the Amendment No. 1 to Item 11 of the Original Filing of Form U-7D). The Refinancing Loan is evidenced by a Series 1997 Refunding Lessor Note.

The interest rate on the Series 1997 Refunding Lessor note is 6.974%;

The number of lenders: one

Terms of repayment: Amount and Period: Attached as Schedule B and incorporated herein is a listing of the principal and interest payments to be made semiannually with respect to the Series 1997 Refunding Lessor Note on December 31st and June 30th of each year through and including June 30, 2011.

Secured Note

Installments are combined payments of principal and interest. Amounts listed on Schedule B attached hereto and incorporated herein are approximations and assume an 11.5 percent interest rate throughout the term of the Secured Note.

Date executed: July 21, 2005

Signature of holders of legal title:

WILMINGTON TRUST COMPANY, as Owner Trustee

By:	/s/ Michael McCarthy
Name:	Michael McCarthy
Title:	Assistant Vice President

THE BANK OF NEW YORK TRUST COMPANY, NATIONAL ASSOCIATION, as Owner Trustee

By:	/s/ Stefan Victory
Name:	Stefan Victory
Title:	Vice President

Signature of holder of beneficial interest:

BANC OF AMERICA LEASING & CAPITAL, LLC

By:	/s/ Jerome A. Moskovitz
Name:	Jerome A. Moskovitz
Title:	Principal

SCHEDULE A

Rent Payment Date	Rent Number	Rent Amount	Percentage of Facility Cost
June 30, 1998	1	5,934,686.61	4.3161357
December 31, 1998	2	5,546,264.81	4.0336471
June 30, 1999	3	3,496,634.07	2.5430066
December 31, 1999	4	7,573,243.02	5.5078131
June 30, 2000	5	3,497,475.63	2.5436186
December 31, 2000	6	7,572,396.97	5.5071978
June 30, 2001	7	3,599,777.86	2.6180203
December 31, 2001	8	7,470,643.45	5.4331952
June 30, 2002	9	3,511,856.38	2.5540774
December 31, 2002	10	7,558,991.73	5.4974485
June 30, 2003	11	3,419,447.87	2.4868712
December 31, 2003	12	7,650,872.90	5.5642712
June 30, 2004	13	3,322,824.40	2.4165996
December 31, 2004	14	7,748,094.87	5.6349781
June 30, 2005	15	3,221,764.74	2.3431016
December 31, 2005	16	7,848,417.40	5.7079399
June 30, 2006	17	3,116,101.32	2.2662555
December 31, 2006	18	7,969,937.29	5.7963180
June 30, 2007	19	9,214,305.22	6.7013129
December 31, 2007	20	1,855,576.55	1.3495102
June 30, 2008	21	10,071,986.91	7.3250814
December 31, 2008	22	997,874.79	0.7257271
June 30, 2009	23	10,399,874.79	7.5635453
December 31, 2009	24	670,027.05	0.4872924
June 30, 2010	25	10,751,379.19	7.8191849
December 31, 2010	26	318,502.58	0.2316382
June 30, 2011	27	9,454,042.70	6.8756674
December 31, 2011	28	1,615,839.07	1.1751557
June 30, 2012	29	0.00	0.0000000
December 31, 2012	30	11,039,132.10	8.0284597
June 30, 2013	31	5,534,940.90	4.0254116

TOTALS		171,982,913.17	125.0784823

A-1

SCHEDULE B

Payment Date	Principal Amount Due	Interest Amount Due	Total Debt Service	Principal Amount Outstanding
June 30, 1998	0.00	3,047,378.02	3,047,378.02	81,506,000.00
December 31, 1998	2,704,000.00	2,842,114.22	5,546,114.22	78,802,000.00
June 30, 1999	0.00	2,747,825.74	2,747,825.74	78,802,000.00
December 31, 1999	3,795,000.00	2,747,825.74	6,542,825.74	75,007,000.00
June 30, 2000	0.00	2,615,494.09	2,615,494.09	75,007,000.00
December 31, 2000	4,070,000.00	2,615,494.09	6,685,494.09	70,937,000.00
June 30, 2001	0.00	2,473,573.19	2,473,573.19	70,937,000.00
December 31, 2001	4,066,000.00	2,473,573.19	6,539,573.19	66,871,000.00
June 30, 2002	0.00	2,331,791.77	2,331,791.77	66,871,000.00
December 31, 2002	4,252,000.00	2,331,791.77	6,583,791.77	62,619,000.00
June 30, 2003	0.00	2,183,524.53	2,183,524.53	62,619,000.00
December 31, 2003	4,446,000.00	2,183,524.53	6,629,524.53	58,173,000.00
June 30, 2004	0.00	2,028,492.51	2,028,492.51	58,173,000.00
December 31, 2004	4,650,000.00	2,028,492.51	6,678,492.51	53,523,000.00
June 30, 2005	0.00	1,866,347.01	1,866,347.01	53,523,000.00
December 31, 2005	4,862,000.00	1,866,347.01	6,728,347.01	48,661,000.00
June 30, 2006	0.00	1,696,809.07	1,696,809.07	48,661,000.00
December 31, 2006	5,101,000.00	1,696,809.07	6,797,809.07	43,560,000.00
June 30, 2007	6,175,000.00	1,518,937.20	7,693,937.20	37,385,000.00
December 31, 2007	0.00	1,303,614.95	1,303,614.95	37,385,000.00
June 30, 2008	8,768,000.00	1,303,614.95	10,071,614.95	28,617,000.00
December 31, 2008	0.00	997,874.79	997,874.79	28,617,000.00
June 30, 2009	9,402,000.00	997,874.79	10,399,874.79	19,215,000.00
December 31, 2009	0.00	670,027.05	670,027.05	19,215,000.00
June 30, 2010	10,081,000.00	670,027.05	10,751,027.05	9,134,000.00
December 31, 2010	0.00	318,502.58	318,502.58	9,134,000.00
June 30, 2011	9,134,000.00	318,502.58	9,452,502.58	0.00

TOTALS	81,506,000.00	49,876,184.00	131,382,194.00

B-1